(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-10864
CUSIP NUMBER

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UnitedHealth Group Incorporated

Full Name of Registrant

N/A

Former Name if Applicable

UnitedHealth Group Center, 9900 Bren Road East

Address of Principal Executive Office (Street and Number)

Minnetonka, Minnesota 55343

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 7, 2006, UnitedHealth Group Incorporated (the “Company”) announced that management had concluded, and the Audit Committee had approved the conclusion, that due solely to the Company’s historical stock option practices, the Company’s historical financial information from 1994 to 2006 should no longer be relied upon and would be restated. On December 19, 2006, the Company announced that it had substantially completed its analysis of the necessary restatement adjustments (consisting of additional non-cash stock-based compensation expense and related tax effects) and had requested a consultation with the SEC’s Office of the Chief Accountant on certain interpretive accounting issues.

The Company is in the process of finalizing the restatement, which will be reflected in its Form 10-K for the year ended December 31, 2006. Consequently, the Company was unable to file the Form 10-K by the prescribed due date. The Company intends, however, that the Form 10-K will be filed on or before the 15th calendar day following the prescribed due date. The filing of the Form 10-K will be immediately preceded by the filing of an amended quarterly report on Form 10-Q/A for the quarter ended March 31, 2006 and of quarterly reports on Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006.

(Attach extra sheets if needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dannette L. Smith (Name)	(952) (Area Code)	936-1300 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company has not yet filed its quarterly reports on Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006 and intends to amend its quarterly report on Form 10-Q for the quarter ended March 31, 2006 to reflect the restatement referred to in Part III above.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated in the Company’s January 18, 2007 press release containing unaudited fourth quarter 2006 and full year 2006 financial results, which was furnished on that date in a Form 8-K, the Company anticipates that its reported revenue for the fourth quarter and full year ended December 31, 2006 will be 48% and 54% greater, respectively, than revenue for the fourth quarter and full year ended December 31, 2005, reflecting organic increases in each of the Company’s business segments and contributions from acquisitions. The Company did not provide year-over-year or quarter-over-quarter comparisons of operating costs, earnings from operations, net income or earnings per share metrics, all of which are subject to adjustment until the Company completes the restatement referred to in Part III above.

UnitedHealth Group Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date March 2, 2007	By	/s/ Dannette L. Smith
Dannette L. Smith
Deputy General Counsel and Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereof shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Files unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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